SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

Amendment No. 2

CEMEX, S.A. de C.V.

(Name of Subject Company (Issuer))

CEMEX, S.A. de C.V.

and

CEMEX, INC.

its wholly-owned subsidiary

(Names of Filing Persons (Offerors))

Appreciation Warrants

(Title of Class of Securities)

151290863

(CUSIP Number of Class of Securities)

Lic. Ramiro Villareal

General Counsel

CEMEX, S.A. de C.V.

Av. Ricardo Margáin Zozaya #325

Colonia Valle del Campestre, Garza García

Nuevo León, México 66265

(011-5281) 8888-8888

(Name, address and telephone number of person authorized  to receive notices and communications on behalf of the filing person)

Copy to:

Robert M. Chilstrom, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*: $75,447,066	Amount of Filing Fee**: $6,103.67

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding appreciation warrants (“Appreciation Warrants”) (including appreciation warrants represented by American Depositary Warrants (ADWs)) of CEMEX, S.A. de C.V., at the maximum tender offer price of Ps8.10 per Appreciation Warrant in cash in Mexican Pesos (U.S.$0.73 per appreciation warrant at an exchange rate of Ps11.143 per U.S. dollar, which was the noon buying rate on November 14, 2003). As of November 17, 2003, there were 103,790,945 Appreciation Warrants (including Appreciation Warrants represented by ADWs) outstanding. The amount of the filing fee was calculated at a rate of $80.90 for each $1,000,000 of the transaction value.
**	Previously paid.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (“Amendment No. 2”) to the Tender Offer Statement on Schedule TO relates to the offer by CEMEX, S.A. de C.V. (“CEMEX”), a corporation organized under the laws of the United Mexican States (“Mexico”), to purchase (the “Offer”) up to 90,018,042 of its issued and outstanding Appreciation Warrants (including Appreciation Warrants represented by ADWs, each ADW representing five Appreciation Warrants) at a single price in Mexican Pesos not greater than Ps8.10 per Appreciation Warrant (U.S.$ equivalent of Ps40.50 per ADW) nor less than Ps5.10 per Appreciation Warrant (U.S.$ equivalent of Ps25.50 per ADW) in cash. CEMEX reserves the right to extend the Offer for up to three months or terminate the Offer, in its sole and absolute discretion, which may be for any or no reason, and to otherwise amend the Offer in any respect. The Offer is subject to the terms and conditions set forth in the Revised Offer to Purchase dated December 10, 2003 (the “Offer to Purchase”) and in the related letter of transmittal (which, as either may be amended or supplemented from time to time, together constitute the “Disclosure Documents”). The Offer to Purchase and the letter of transmittal are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 2 amends and restates the Tender Offer Statement on Schedule TO filed on November 17, 2003 and Amendment No. 1 thereto filed on November 19, 2003.

All information in the Disclosure Documents, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in answer to all items in this Schedule TO, except as otherwise set forth below.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under the title “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a	)

The issuer of the securities subject to the Offer is CEMEX, S.A. de C.V., a corporation organized under the laws of Mexico. CEMEX’s executive offices are located at Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, Garza García, Nuevo León, México 66265. CEMEX’s telephone number is +011-5281-8888-8888.

(b	)

The subject class of securities is CEMEX’s outstanding Appreciation Warrants. As of November 17, 2003, 103,790,945 Appreciation Warrants (including Appreciation Warrants represented by ADWs) were issued and outstanding.

(c	)	The information set forth in the Offer to Purchase under the title “THE OFFER—6. Price Range of Appreciation Warrants and ADWs” is incorporated herein by reference.

(d	)	Not applicable.

(e	)	Not applicable.

(f	)

The information set forth in the Offer to Purchase under the title “SPECIAL FACTORS—7. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Appreciation Warrants and ADWs” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a	)

CEMEX, S.A. de C.V. and CEMEX, Inc. are the filing persons. The business address and telephone number of CEMEX are set forth under Item 2(a) of this Schedule TO. CEMEX, Inc. is a Louisiana Corporation with its principal executive offices located at 840 Gessner Road, Suite 1400, Houston, Texas 77024. CEMEX, Inc.’s main telephone number is (713) 650-6200. The information set forth in Schedule I to the Offer to Purchase regarding directors and executive officers of CEMEX and CEMEX, Inc., is incorporated herein by reference.

(b	)	The information set forth in the Offer to Purchase under the title “THE OFFER—9. Information About Us and CEMEX, Inc.” is incorporated herein by reference.

(c	)	The information set forth in Schedule I to the Offer to Purchase regarding directors and executive officers of CEMEX and CEMEX, Inc. is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a	)

The information set forth in the sections of the Offer to Purchase titled “SUMMARY,” “The OFFER—1. “Number of Appreciation Warrants and ADWs; Price; Proration, “THE OFFER—2. Procedures for Tendering Appreciation Warrants and ADWs,” “3. THE OFFER—Withdrawal Rights,” “THE OFFER—4. Purchase of Appreciation Warrants and ADWs; Payment of Purchase Price,” “THE OFFER—5. Conditions of the Offer,” “THE OFFER—8. Source and Amount of Funds,” and “SPECIAL FACTORS—8. Income Tax Consequences” is incorporated herein by reference.

(b	)

The information set forth in the Offer to Purchase under the title “SPECIAL FACTORS—7. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Appreciation Warrants and ADWs” is incorporated herein by reference.

(c	)	The information set forth in the sections of the Offer to Purchase titled “SUMMARY” and “The OFFER—1. “Number of Appreciation Warrants and ADWs; Price; Proration” is incorporated herein by reference.

(d	)	Holders of Appreciation Warrants or ADWs are not entitled to any appraisal rights.

(e	)	None.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a	)

The information set forth in the Offer to Purchase under the title “SPECIAL FACTORS—7. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Appreciation Warrants and ADWs” is incorporated herein by reference.

(b	)	Not applicable.

(c	)	Not applicable.

(e	)

The information set forth in the section of the Offer to Purchase titled “SPECIAL FACTORS—7. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Appreciation Warrants and ADWs” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a	)	The information set forth in the section of the Offer to Purchase titled “SPECIAL FACTORS—2. Purposes and Reasons for the Offer” is incorporated herein by reference.

(b)		The information set forth in the sections of the Offer to Purchase titled “SUMMARY” and “The OFFER—1. “Number of Appreciation Warrants and ADWs; Price; Proration” is incorporated herein by reference.

(c)(1)		None.

(c	)(2)	None.

(c	)(3)	None.

(c	)(4)	None.

(c	)(5)	None.

(c)(6)

The information set forth in the sections of the Offer to Purchase titled “SPECIAL FACTORS—6. Effects of the Offer” and “THE OFFER—10. Effects of the Offer on the Market for Our Appreciation Warrants and ADWs; Registration Under the Exchange Act” is incorporated herein by reference.

(c	)(7)

The information set forth in the sections of the Offer to Purchase titled “SPECIAL FACTORS - 6. Effects of the Offer” and “THE OFFER—10. Effects of the Offer on the Market for Our Appreciation Warrants and ADWs; Registration Under the Exchange Act” is incorporated herein by reference.

(c	)(8)	None.

(c	)(9)	None.

(c	)(10)	None.

Item 7. Source and Amount of Funds or Other Consideration.

(a	)	The information set forth in the section of the Offer to Purchase titled “THE OFFER—8. Source and Amount of Funds” is incorporated herein by reference.

(b	)	Not applicable.

(c	)	The information set forth in the section of the Offer to Purchase titled “THE OFFER—13. Fees and Expenses,” is herein incorporated by reference.

(d	)	Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a	)

The information set forth in Schedule I to the Offer to Purchase regarding beneficial ownership of Appreciation Warrants and ADWs by directors and executive officers of CEMEX and CEMEX, Inc. and by each majority-owned subsidiary and associate of CEMEX and CEMEX, Inc. is incorporated herein by reference.

(b	)

The information set forth in the section of the Offer to Purchase titled “SPECIAL FACTORS—7. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Appreciation Warrants and ADWs” is incorporated herein by reference.

Item 9. Persons/assets, Retained, Employed, Compensated or Used.

(a	)

The information set forth in the sections of the Offer to Purchase titled “SPECIAL FACTORS—4. Views of the Financial Advisor” and “THE OFFER—13. Fees and Expenses” are herein incorporated by reference.

(b	)	Not applicable.

Item 10. Financial Statements.

(a	)	The information set forth in the section of the Offer to Purchase titled “THE OFFER—9. Information About Us and CEMEX, Inc.” is incorporated herein by reference.

(b	)	Not applicable.

Item 11. Additional Information.

(a	)	Not applicable.

(b	)	None.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated in its entirety, as follows:

(a	)(1)(A)	Revised Offer to Purchase dated December 10, 2003.**

(a	)(1)(B)	Revised Letter of Transmittal.**

(a	)(1)(C)	Revised Letter to Broker-Dealers dated December 10, 2003.**

(a	)(1)(D)	Revised Letter to Clients dated December 10, 2003.**

(a	)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a	)(1)(F)	Press Release dated November 17, 2003.*

(a	)(1)(G)	Press Release dated December 11, 2003.**

(b	)	Not applicable.

(c	)	Not applicable.

(d	)(1)(A)

Forward Contract and Confirmation between Wachovia Bank, National Association (“Wachovia”) and Centro Distribuidor de Cemento, S.A. de C.V. (“CEDICE”), dated as of September 4, 2003 (Reference No. 612904/612903).*

(d	)(1)(B)	Forward Contract and Confirmation between Wachovia and CEDICE, dated as of September 4, 2003 (Reference No. 612905/612907).*

(d	)(1)(C)	Forward Contract and Confirmation between Wachovia and CEDICE, dated as of September 4, 2003 (Reference No. 612889/612890).*

(d	)(1)(D)	Forward Contract and Confirmation between Wachovia and CEDICE, dated as of September 4, 2003 (Reference No. 612891/612892).*

(d	)(1)(E)	Forward Contract and Confirmation between Wachovia and CEDICE, dated as of September 4, 2003 (Reference No. 612885/612887).*

(d	)(2)(A)	Forward Contract and Confirmation between Citibank, N.A. and Empresas Tolteca de Mexico, S.A. de C.V., dated as of December 23, 2002 (Reference No. EO2-94566).*

(d	)(3)(A)

Forward Contract and Confirmation between Banco Santander Mexicano, S.A. (“Banco Santander”), Institución de Banca Multiple (“Multiple”), Grupo Financiero Santander Serfin (“Grupo Santander”) and CEDICE dated as of April 7, 2003 (Reference No. 6032-001).*

(d	)(3)(B)	Amendment to Confirmation between Banco Santander, Multiple, Grupo Santander and CEDICE dated as of August 28, 2003 (Reference No. 6032-001).*

(d	)(4)(A)	Forward Contract and Confirmation between Dresdner Bank AG and CEDICE dated as of October 29, 2003 (Reference No. 18498/9-R1).*

(d	)(5)(A)	Forward Contract and Confirmation between Credit Agricole Lazard Financial Products Bank (“Credit Agricole”) and CEDICE dated as of September 27, 2001.*

(d	)(5)(B)	Amendment to Confirmation between Credit Agricole and CEDICE dated as of March 26, 2003.*

(d	)(6)(A)	Forward Contract and Confirmation between Bear, Stearns International Limited and CEDICE dated as of August 6, 2001 (Reference No. NY13996 – Amended II).*

(d	)(7)(A)	Forward Contract and Confirmation between UBS, AG, London Branch (“UBS”) and CEDICE, dated as of September 17, 2003 (Reference No. STM0745770).*

(d	)(7)(B)	Forward Contract and Confirmation between UBS and CEDICE, dated as of August 17, 2003 (Reference No. STM0745772).*

(d	)(7)(C)	Forward Contract and Confirmation between UBS and CEDICE, dated as of August 17, 2003 (Reference No. STM0745774).*

(d	)(7)(D)	Forward Contract and Confirmation between UBS and CEDICE, dated as of August 17, 2003 (Reference No. STM0745776).*

(d	)(8)(A)	Forward Contract and Confirmation between JPMorgan Chase Bank (“JPMorgan Chase”) and CEDICE, dated as of August 20, 2003 (Reference No. 2332487).*

(d	)(8)(B)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of February 26, 2003 (Reference No. 2119030).*

(d	)(8)(C)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of February 26, 2003 (Reference No. 2119029).*

(d	)(8)(D)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of February 26, 2003 (Reference No. 2280978).*

(d	)(8)(E)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of August 7, 2003 (Reference No. 2309481).*

(d	)(8)(F)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of February 26, 2003 (Reference No. 2119032).*

(d	)(8)(G)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of August 28, 2003 (Reference No. 2302413).*

(d	)(8)(H)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of August 28, 2003 (Reference No. 2302425).*

(d	)(8)(I)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of November 14, 2003 (Reference No. 2335840).*

(d	)(8)(J)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of November 14, 2003 (Reference No. 2342682).*

(d	)(9)(A)	Trust Agreement number 110910-1 dated August 10, 1995 (as from time to time amended) between CEMEX (as settlor and beneficiary) and Banco Nacional de Mexico, S.A., Division Fiduciaria (as trustee).*

(d	)(10)(A)	Trust Agreement number 111132-7 dated December 13, 2001 between CEMEX and CEDICE (as settlors), and Banco Nacional de Mexico, S.A., Division Fiduciaria (as trustee).*

(d	)(11)(A)

Trust Agreement dated December 9, 1999 between the persons named in Annex A as first settlers-beneficiaries, the other persons named in Annex B as second settlers-beneficiaries, CEMEX as lending trustee and Citibank, N.A. as trustee.*

(d	)(12)(A)

Trust Agreement number 111174-2 dated February 27, 2003 between CEMEX employees as settlors and beneficiaries and Banco Nacional de Mexico, S.A., Integrante del grupo Financiero Banamex, División Fiduciaria.*

(d	)(13)(A)	Trust Agreement dated February 19, 1999 between the persons named in Annex A as first settlers-beneficiaries and Citibank, N.A. as trustee.*

(d	)(14)(A)	Call option agreement dated March 1, 2003 among CEDICE and Banco Nacional de Mexico, Grupo Financiero Banamex, Division Fiduciaria as trustee under Trust number 111174-2.*

(d	)(15)(A)	Stock Purchase Agreement, dated as of July 12, 2002, between CEMEX and AIG Asian Infrastructure Fund II LP (“AIG”).*

(d	)(15)(B)	Amendment No. 2 to Stock Purchase Agreement, dated as of April 3, 2003, between CEMEX and AIG.*

(d	)(15)(C)	Amendment No. 3 to Stock Purchase Agreement, dated as of July 15, 2003, between CEMEX and AIG.*

(d	)(16)(A)	Stock Purchase Agreement, dated as of July 12, 2002, between CEMEX and Pan Asian Cement Investors, L.P. (“Pan Asian”).*

(d	)(16)(B)	Amendment No. 2 to Stock Purchase Agreement, dated as of April 3, 2003, between CEMEX and Pan Asian.*

(d	)(16)(C)	Amendment No. 3 to Stock Purchase Agreement, dated as of July 15, 2003, between CEMEX and Pan Asian.*

(d	)(17)(A)	Stock Purchase Agreement, dated as of July 12, 2002, between CEMEX and Iona Investment Pte. Ltd. (“Iona”).*

(d	)(17)(B)	Amendment No. 2 to Stock Purchase Agreement, dated as of April 3, 2003, between CEMEX and Iona.*

(d	)(17)(C)	Amendment No. 3 to Stock Purchase Agreement, dated as of July 15, 2003, between CEMEX and Iona.*

(d	)(18)(A)	Stock Purchase Agreement, dated as of July 12, 2002, between CEMEX and GIMV N.V.**

(e	)	Not applicable.

(f	)	Not applicable.

(g	)	Not applicable.

(h	)(1)(A)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, with respect to U.S. federal tax matters.*

(h	)(2)(A)	Opinion of C.P. Eutimio Medellin, Corporate Tax Manager of CEMEX, with respect to Mexican federal tax matters.*

*	Previously filed.
**	Filed herewith.

Item 13. Information Required by Schedule 13e-3.

I. Purposes, alternatives, reasons and effects in a going-private transaction.

(a	)	The information set forth in the section of the Offer to Purchase titled “SPECIAL FACTORS—2. Purposes and Reasons for the Offer” is herein incorporated by reference.

(b	)	The information set forth in the section of the Offer to Purchase titled “SPECIAL FACTORS—2. Purposes and Reasons for the Offer” is herein incorporated by reference.

(c	)	The information set forth in the section of the Offer to Purchase titled “SPECIAL FACTORS—2. Purposes and Reasons for the Offer” is herein incorporated by reference.

(d	)

The information set forth in the sections of the Offer to Purchase titled “SPECIAL FACTORS—2. Purposes and Reasons for the Offer,” “SPECIAL FACTORS—6. Effects of the Offer,” “THE OFFER—10. Effects of the Offer on the Market for Our Appreciation Warrants and ADWs; Registration Under the Exchange Act” and “SPECIAL FACTORS—8. Income Tax Consequences” are incorporated herein by reference.

II. Fairness of the going-private transaction.

(a	)	The information set forth in the section of the Offer to Purchase titled “SPECIAL FACTORS—3. Fairness of the Offer” is herein incorporated by reference.

(b	)	The information set forth in the section of the Offer to Purchase titled “SPECIAL FACTORS—3. Fairness of the Offer” is herein incorporated by reference.

(c	)	The information set forth in the section of the Offer to Purchase titled “SPECIAL FACTORS—3. Fairness of the Offer” is herein incorporated by reference.

(d	)

The information set forth in the sections of the Offer to Purchase titled “SPECIAL FACTORS—1. Background of the Offer” and “SPECIAL FACTORS—3. Fairness of the Offer” is herein incorporated by reference.

(e	)	The information set forth in the section of the Offer to Purchase titled “SPECIAL FACTORS—3. Fairness of the Offer” is herein incorporated by reference.

(f	)	Not applicable.

III. Reports, opinions, appraisals and negotiations.

(a	)	Neither CEMEX nor any of its affiliates has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the offer.

(b	)	Not applicable.

(c	)	Not applicable.

IV. The Solicitation or Recommendation.

(a	)	Not applicable.

(b	)	Not applicable.

(c	)	Not applicable.

(d	)	The information set forth in the section of the Offer to Purchase titled “SUMMARY—How many appreciation warrants and ADWs will CEMEX purchase in all?” is herein incorporated by reference.

(e	)	The information set forth in the section of the Offer to Purchase titled “SPECIAL FACTORS—2. Purposes and Reasons for the Offer” is herein incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2003

CEMEX, S.A. de C.V.

By:	/S/ RODRIGO TREVIÑO
Name: Rodrigo Treviño Title: Chief Financial Officer

CEMEX, Inc.

By:	/S/ GILBERTO PEREZ
Name: Gilberto Perez Title: President

EXHIBIT INDEX

Exhibit No.		Description

(a	)(1)(A)	Revised Offer to Purchase dated December 10, 2003.**

(a	)(1)(B)	Revised Letter of Transmittal.**

(a	)(1)(C)	Revised Letter to Broker-Dealers dated December 10, 2003.**

(a	)(1)(D)	Revised Letter to Clients dated December 10, 2003.**

(a	)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a	)(1)(F)	Press Release dated November 17, 2003.*

(a	)(1)(G)	Press Release dated December 11, 2003**

(b	)	Not applicable.

(c	)	Not applicable.

(d	)(1)(A)

Forward Contract and Confirmation between Wachovia Bank, National Association (“Wachovia”) and Centro Distribuidor de Cemento, S.A. de C.V. (“CEDICE”), dated as of September 4, 2003 (Reference No. 612904/612903).*

(d	)(1)(B)	Forward Contract and Confirmation between Wachovia and CEDICE, dated as of September 4, 2003 (Reference No. 612905/612907).*

(d	)(1)(C)	Forward Contract and Confirmation between Wachovia and CEDICE, dated as of September 4, 2003 (Reference No. 612889/612890).*

(d	)(1)(D)	Forward Contract and Confirmation between Wachovia and CEDICE, dated as of September 4, 2003 (Reference No. 612891/612892).*

(d	)(1)(E)	Forward Contract and Confirmation between Wachovia and CEDICE, dated as of September 4, 2003 (Reference No. 612885/612887).*

(d	)(2)(A)	Forward Contract and Confirmation between Citibank, N.A. and Empresas Tolteca de Mexico, S.A. de C.V., dated as of December 23, 2002 (Reference No. EO2-94566).*

(d	)(3)(A)

Forward Contract and Confirmation between Banco Santander Mexicano, S.A. (“Banco Santander”), Institución de Banca Multiple (“Multiple”), Grupo Financiero Santander Serfin (“Grupo Santander”) and CEDICE dated as of April 7, 2003 (Reference No. 6032-001).*

(d	)(3)(B)	Amendment to Confirmation between Banco Santander, Multiple, Grupo Santander and CEDICE dated as of August 28, 2003 (Reference No. 6032-001).*

(d	)(4)(A)	Forward Contract and Confirmation between Dresdner Bank AG and CEDICE dated as of October 29, 2003 (Reference No. 18498/9-R1).*

(d	)(5)(A)	Forward Contract and Confirmation between Credit Agricole Lazard Financial Products Bank (“Credit Agricole”) and CEDICE dated as of September 27, 2001.*

(d	)(5)(B)	Amendment to Confirmation between Credit Agricole and CEDICE dated as of March 26, 2003.*

(d	)(6)(A)	Forward Contract and Confirmation between Bear, Stearns International Limited and CEDICE dated as of August 6, 2001 (Reference No. NY13996 – Amended II).*

(d	)(7)(A)	Forward Contract and Confirmation between UBS, AG, London Branch (“UBS”) and CEDICE, dated as of September 17, 2003 (Reference No. STM0745770).*

(d	)(7)(B)	Forward Contract and Confirmation between UBS and CEDICE, dated as of August 17, 2003 (Reference No. STM0745772).*

(d	)(7)(C)	Forward Contract and Confirmation between UBS and CEDICE, dated as of August 17, 2003 (Reference No. STM0745774).*

Exhibit No.		Description

(d	)(7)(D)	Forward Contract and Confirmation between UBS and CEDICE, dated as of August 17, 2003 (Reference No. STM0745776).*

(d	)(8)(A)	Forward Contract and Confirmation between JPMorgan Chase Bank (“JPMorgan Chase”) and CEDICE, dated as of August 20, 2003 (Reference No. 2332487).*

(d	)(8)(B)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of February 26, 2003 (Reference No. 2119030).*

(d	)(8)(C)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of February 26, 2003 (Reference No. 2119029).*

(d	)(8)(D)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of February 26, 2003 (Reference No. 2280978).*

(d	)(8)(E)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of August 7, 2003 (Reference No. 2309481).*

(d	)(8)(F)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of February 26, 2003 (Reference No. 2119032).*

(d	)(8)(G)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of August 28, 2003 (Reference No. 2302413).*

(d	)(8)(H)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of August 28, 2003 (Reference No. 2302425).*

(d	)(8)(I)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of November 14, 2003 (Reference No. 2335840).*

(d	)(8)(J)	Forward Contract and Confirmation between JPMorgan Chase and CEDICE, dated as of November 14, 2003 (Reference No. 2342682).*

(d	)(9)(A)	Trust Agreement number 110910-1 dated August 10, 1995 (as from time to time amended) between CEMEX (as settlor and beneficiary) and Banco Nacional de Mexico, S.A., Division Fiduciaria (as trustee).*

(d	)(10)(A)	Trust Agreement number 111132-7 dated December 13, 2001 between CEMEX and CEDICE (as settlors), and Banco Nacional de Mexico, S.A., Division Fiduciaria (as trustee).*

(d	)(11)(A)

Trust Agreement dated December 9, 1999 between the persons named in Annex A as first settlers-beneficiaries, the other persons named in Annex B as second settlers-beneficiaries, CEMEX as lending trustee and Citibank, N.A. as trustee.*

(d	)(12)(A)

Trust Agreement number 111174-2 dated February 27, 2003 between CEMEX employees as settlors and beneficiaries and Banco Nacional de Mexico, S.A., Integrante del grupo Financiero Banamex, División Fiduciaria.*

(d	)(13)(A)	Trust Agreement dated February 19, 1999 between the persons named in Annex A as first settlers-beneficiaries and Citibank, N.A. as trustee.*

(d	)(14)(A)	Call option agreement dated March 1, 2003 among CEDICE, and Banco Nacional de Mexico, Grupo Financiero Banamex, Division Fiduciaria as trustee under Trust number 111174-2.*

(d	)(15)(A)	Stock Purchase Agreement, dated as of July 12, 2002, between CEMEX and AIG Asian Infrastructure Fund II LP (“AIG”).*

(d	)(15)(B)	Amendment No. 2 to Stock Purchase Agreement, dated as of April 3, 2003, between CEMEX and AIG.*

(d	)(15)(C)	Amendment No. 3 to Stock Purchase Agreement, dated as of July 15, 2003, between CEMEX and AIG.*

(d	)(16)(A)	Stock Purchase Agreement, dated as of July 12, 2002, between CEMEX and Pan Asian Cement Investors, L.P. (“Pan Asian”).*

(d	)(16)(B)	Amendment No. 2 to Stock Purchase Agreement, dated as of April 3, 2003, between CEMEX and Pan Asian.*

Exhibit No.		Description

(d	)(16)(C)	Amendment No. 3 to Stock Purchase Agreement, dated as of July 15, 2003, between CEMEX and Pan Asian.*

(d	)(17)(A)	Stock Purchase Agreement, dated as of July 12, 2002, between CEMEX and Iona Investment Pte. Ltd. (“Iona”).*

(d	)(17)(B)	Amendment No. 2 to Stock Purchase Agreement, dated as of April 3, 2003, between CEMEX and Iona.*

(d	)(17)(C)	Amendment No. 3 to Stock Purchase Agreement, dated as of July 15, 2003, between CEMEX and Iona.*

(d	)(18)(A)	Stock Purchase Agreement, dated as of July 12, 2002, between CEMEX and GIMV N.V.*

(e	)	Not applicable.

(f	)	Not applicable.

(g	)	Not applicable.

(h	)(1)(A)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, with respect to U.S. federal tax matters.*

(h	)(2)(A)	Opinion of C.P. Eutimio Medellin, Corporate Tax Manager of CEMEX, with respect to Mexican federal tax matters.*

*	Previously filed.
**	Filed herewith.